Filed by URS Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Washington Group International, Inc.
Commission File No. 001-12054
Date: November 7, 2007

WASHINGTON GROUP INTERNATIONAL, INC.

ELECTION INFORMATION

THE RIGHT TO MAKE AN ELECTION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THE DATE THAT IS THREE (3) BUSINESS DAYS AFTER THE DAY THE MERGER IS DECLARED EFFECTIVE (THE “ELECTION DEADLINE”)

THE ELECTION DEADLINE COULD BE AS EARLY AS NOVEMBER 20, 2007.

To Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees:

As you know, on May 27, 2007, URS Corporation (“URS”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Elk Merger Corporation, a wholly owned subsidiary of URS (“Merger Sub”), Bear Merger Sub, Inc., a wholly owned subsidiary of URS, and Washington Group International, Inc. (“Washington Group”), pursuant to which Washington Group would be acquired by URS. On November 4, 2007, URS and Washington Group entered into Amendment No. 1 to the Agreement and Plan of Merger (the Merger Agreement, as amended, being the “Amended Merger Agreement”). As outlined in URS’ and Washington Group’s joint proxy statement/prospectus, dated September 28, 2007 (the “Proxy Statement”), and the supplement to the Proxy Statement, dated November 5, 2007 (the “Supplement”), under the terms of the Amended Merger Agreement, each Washington Group stockholder has the opportunity to elect to receive, for each share of Washington Group common stock that he or she owns, either:

•	a combination of 0.90 of a share of URS common stock and $43.80 in cash (the “Mixed Election”);

•	an amount in cash, without interest, equal to the sum of (i) $43.80 and (ii) 0.90 multiplied by the volume weighted average of the trading prices of URS common stock during the five trading days ending on the trading day that is one day prior to the day of the special meeting of Washington Group stockholders at which stockholder approval is received (the “Cash Election”); or

•	a number of shares equal to the sum of (i) 0.90 and (ii) $43.80 divided by the volume weighted average of the trading prices of URS common stock during the five trading days ending on the trading day that is one day prior to the day of the special meeting of Washington Group stockholders at which stockholder approval is received (the “Stock Election”).

All elections (other than the Mixed Election) will be subject to proration

Washington Group stockholders may make the Mixed Election, the Cash Election or the Stock Election with respect to all or any number of their Washington Group shares. Any Washington Group stockholder that does not make an election, makes more than one election on the enclosed election form or misses the Election Deadline will be deemed to have made no election as to the form of consideration that such stockholder will receive in the merger, and will receive the mixed consideration consisting of 0.90 of a share of URS common stock and $43.80 in cash for each share of Washington Group common stock surrendered as if such stockholder had made a Mixed Election.

For your information and for forwarding to your clients for whom you hold shares of WNG common stock registered in your name or in the name of your nominee, enclosed are the following documents:

1. The Proxy Statement; and

2. The Form of Election that enables Washington Group stockholders to make an election.

YOUR PROMPT ACTION IS REQUIRED.  PLEASE CONTACT YOUR CLIENTS, VIA FEDERAL EXPRESS, AS SOON AS POSSIBLE. PLEASE NOTE THAT THE ELECTION DEADLINE COULD BE AS EARLY AS NOVEMBER 20, 2007.

For an election to be valid, a duly executed and properly completed Form of Election (or facsimile thereof) should be sent to Mellon Investor Services LLC, the Exchange Agent, no later than the Election Deadline. CERTIFICATES NEED NOT BE SENT TO MELLON INVESTOR SERVICES LLC AT THIS TIME. A LETTER OF TRANSMITTAL WILL BE SENT TO YOU AT A LATER DATE FOR SURRENDERING YOUR WASHINGTON GROUP STOCK CERTIFICATES.

No fees or commissions will be payable by Washington Group or any officer, director, stockholder, agent, or other representative of Washington Group to any broker, dealer or other person for soliciting Forms of Election (other than fees paid to the Exchange Agent for its services in connection with the election and exchange process). Washington Group will, however, upon request, reimburse you for Federal Express mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients whose shares are held by you as a nominee or in a fiduciary capacity.

Any inquiries you may have with respect to the election should be addressed to MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016 or by telephone at (212) 929-5500 (collect) or 1-800-322-2885 (toll free) or by email at proxy@mackenziepartners.com.

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NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY PERSON AN AGENT OF WASHINGTON GROUP, URS OR THE EXCHANGE AGENT OR AN AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE ELECTION OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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This communication may be deemed a solicitation. URS and Washington Group have filed with the SEC the Proxy Statement, the Supplement and other relevant documents concerning the merger. Washington Group stockholders should read the Proxy Statement, the Supplement, the Amended Merger Agreement and the other documents filed with the SEC because they contain important information. Investors may obtain the documents free of charge at the SEC’s website, www.sec.gov, or by contacting the Information Agent at (800) 322-2885.

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